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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (AMENDMENT NO. )*

                                  CHATCOM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    161723101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Sandra L. Mallenbaum, Esq., c/o Anderson Kill & Olick, P.C.

      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 13, 1996
            --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)(1)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     --------

     (1) This filing incorporates all information relevant to reportable events effected by the Reporting Persons, who may be deemed a group for purposes of Section 13(d) (the "Group"), with respect to the referenced class of securities, up to and including June 5, 1997. As reflected in Amendment No. 1 to this statement, which is being filed immediately following this statement, as of June 6, 1997, one member of the Group, Andrew M. Brown, ceased to be associated with the Group.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 2 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       Ernest P. Werlin

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       PF

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       U.S. Citizen

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                        70,000

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                           3,500,932(1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                        70,000

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                        3,500,932(1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       70,000

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       0.71

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------

     --------

     (1) Ernest P. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, and all Warrants owned by other persons.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 3 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       Andrew M. Brown

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       Not applicable

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       U.S. Citizen

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                           --

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                           3,500,932(1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                           --

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                        3,500,932(1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------


     --------

     (1) Andrew M. Brown disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, and all Warrants owned by other persons.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 4 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       Peter J. Powers

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       PF

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       U.S. Citizen

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                          3,000

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                           1,800,466(1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                          3,000

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                        1,800,466(1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       3,000

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       .03

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       IN

--------------------------------------------------------------------------------


     --------

     (1) Peter J. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, and all Warrants owned by other persons.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 5 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       The High View Fund, L.P.

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       WC

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       Delaware

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                        1,800,466

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                              --
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                        1,800,466

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                           --

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,800,466

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       15.68

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 6 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       High View Capital Corporation

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       Not applicable

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       Delaware

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                           --

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                           1,800,466(1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                           --

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                        1,800,466(1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------

     --------
     (1) High View Capital Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, and all Warrants owned by other persons.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 7 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       The High View Fund

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       WC

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       The Cayman Islands

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                        1,700,466

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                              --
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                        1,700,466

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                           --

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,700,466

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       14.8

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 161723101                                      PAGE 8 OF 14 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   High View Asset Management Corporation

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS*

                                       Not applicable

--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

                                       Not applicable

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OR ORGANIZATION

                                       Delaware

--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                                                           --

     NUMBER OF     -------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                           1,700,466(1)
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON         9   SOLE DISPOSITIVE POWER
       WITH
                                                           --

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                                        1,700,466(1)

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       --

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                        [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       --

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------

     --------
     (1) High View Asset Management Corporation disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, and all Warrants owned by other persons.

                                                              Page 9 of 14 Pages

                                  CHATCOM INC.
                              (CUSIP No. 161723101)

ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to (a) common stock, no par value per share ("Common Stock") issued by ChatCom Inc. (the "Issuer" or the "Company"), (b) restricted Common Stock ("Restricted Common Stock") issued by the Company, (c) 10% convertible notes (the "10% Notes") issued by the Company, which can be converted into shares of Common Stock, (d) 12% convertible notes (the "12% Notes" and, together with the 10% Notes, the "Notes") issued by the Company, which can be converted into shares of Common Stock, and (e) warrants (the "Warrants") issued by the Company, which can be used to purchase shares of Common Stock, and is being filed on behalf of a group of seven reporting persons, as described in Item 2, below. The address of the principal executive offices of the Issuer is 9600 Topanga Canyon Boulevard, Chatsworth, CA 91311.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a) - (f)

                  This statement is being filed on behalf of a group consisting of the following seven reporting persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

         (I) This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The business address for the Delaware Fund is c/o High View Capital Corporation, 805 Third Avenue, Floor 17, New York, New York 10022.

         (II) This statement also is being filed on behalf of High View Capital Corporation ("HVCC"), a Delaware corporation. HVCC's principal business is to act as general partner to the Delaware Fund and to provide investment advisory services to other clients. The business address for HVCC is 805 Third Avenue, Floor 17, New York, New York 10022.

                  The sole stockholder of voting stock of HVCC is Ernest P. Werlin. Mr. Werlin is a director, the President and Treasurer of HVCC. As of February 28, 1997, Peter J. Powers was a director and the Senior Vice President of HVCC. Until June 5, 1997, Andrew M. Brown was the Secretary of HVCC. As of June 6, 1997, Mr. Brown ceased to be associated with HVCC.

         (III) This statement also is being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas.

         (IV) This statement also is being filed on behalf of High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund, and its business address is 805 Third Avenue, Floor 17, New York, New York 10022.

                  The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is also the President of HVAM. As of the date of the event which requires the filing of this statement, Andrew M. Brown was the Treasurer, Secretary and Vice President of HVAM. As of June 6, 1997, Mr. Brown ceased to be associated with HVAM.

         (V) This statement also is being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as a director, President and Treasurer of HVCC and as the director and President of HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

         (VI) This statement also is being filed on behalf of Mr. Brown. As of the date of the event which requires the filing of this statement, Mr. Brown's principal occupation was as Secretary of HVCC and as Treasurer, Secretary and Vice President of HVAM. Mr. Brown is a United States citizen whose business address as of the date of the event requiring the filing of this statement was c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022. His present address is c/o Counterpoint Capital, 1301 Avenue of the Americas, Floor 40, New York, New York 10019-6076. As of June 6, 1997, Mr. Brown ceased to be associated with both HVCC and HVAM.

         (VII) This statement also is being filed on behalf of Mr. Powers. As of February 28, 1997, Mr. Powers's principal occupation was as a director and the Senior Vice President of HVCC. Mr. Powers is a United States citizen whose business address is c/o HVCC, 805 Third Avenue, Floor 17, New York, New York 10022.

                                                             Page 10 of 14 Pages

                  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any Reporting Person been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  Each of the Delaware Fund and the Cayman Fund is making this filing because each of them has acquired (a) shares of Common Stock of the Company, (b) shares of Restricted Common Stock of the Company, (c) 10% Notes which could be converted into shares of Common Stock of the Company, (d) 12% Notes which could be converted into shares of Common Stock of the Company, and
(e) Warrants which could be used to purchase shares of Common Stock of the Company, for which each has sole voting power.

                  Each of Ernest P. Werlin and Peter J. Powers is making this filing because each of them has acquired shares of Common Stock of the Company for which each has sole voting power. In addition, because of the relationships described above, Mr. Werlin could be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of
(a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% Notes and the shares of Common Stock into which they could be converted,
(d) the 12% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by each of the Delaware Fund and the Cayman Fund. Also because of the relationships described above, Mr. Powers could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of
(a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% Notes and the shares of Common Stock into which they could be converted,
(d) the 12% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by the Delaware Fund. Each of Mr. Werlin and Mr. Powers disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% Notes held by other persons, all 12% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes may be converted or which the Warrants may be used to purchase.

                  Mr. Brown is making this filing because, as of the date of the event requiring the filing of this statement, due to the relationships between Mr. Brown and each of the Delaware Fund and the Cayman Fund, as described above, Mr. Brown could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% Notes and the shares of Common Stock into which they could be converted, (d) the 12% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by each of the Delaware Fund and the Cayman Fund. Mr. Brown disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% Notes held by other persons, all 12% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes may be converted or which the Warrants may be used to purchase. As of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund and the Cayman Fund.

                  HVCC is making this filing because, due to the relationship between HVCC and the Delaware Fund, as described above, HVCC could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% Notes and the shares of Common Stock into which they could be converted, (d) the 12% Notes and the shares of Common Stock into which they could be converted, and
(e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by the Delaware Fund. HVCC disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% Notes held by other persons, all 12% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes may be converted or which the Warrants may be used to purchase.

                  HVAM is making this filing because, due to its relationship to the Cayman Fund, as described above, HVAM could be deemed to have beneficial ownership for purposes of Section 13(d) of the Act of (a) the shares of Common Stock, (b) the shares of Restricted Common Stock, (c) the 10% Notes and the shares of Common Stock into which they could be converted, (d) the 12% Notes and the shares of Common Stock into which they could be converted, and (e) the Warrants and the shares of Common Stock which they could be used to purchase which are held by the Cayman Fund. HVAM disclaims beneficial ownership of all shares of Common Stock held by other persons, all shares of Restricted Common Stock held by other persons, all 10% Notes held by other persons, all 12% Notes held by other persons, all Warrants held by other persons, and all shares of Common Stock into which the Notes may be converted or which the Warrants may be used to purchase.

                  The Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Powers and Mr. Brown are making a group filing because, as of the date of the event requiring the filing of this statement, such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act due to the relationships between and among the Reporting

                                                             Page 11 of 14 Pages

Persons, as described in this Item 2. Each of such persons disclaims beneficial ownership of shares of Common Stock held by other persons, shares of Restricted Common Stock held by other persons, 10% Notes held by other persons and the shares of Common Stock into which such 10% Notes could be converted, 12% Notes held by other persons and the shares of Common Stock into which such 12% Notes could be converted, and Warrants held by other persons and the shares of Common Stock which such Warrants could be used to purchase and disclaims membership in a group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Delaware Fund acquired 215,000 shares of Common Stock in a series of open market transactions over the period from September 9, 1996 to May 15, 1997 for a total purchase price of $520,750 and sold 72,500 of those shares in open market transactions on October 28 and October 29, 1996 for a total price of $184,683. On May 28, 1997, the Delaware Fund acquired 34,966 shares of Restricted Common Stock from the Issuer as a dividend on the 10% Notes. In a private transaction on December 13, 1996, the Delaware Fund acquired 1,248 10% Notes convertible to 1,248,000 shares of Common Stock for $1,248,000 and Warrants to purchase 200,000 shares of Common Stock for $2,000. In private transactions on May 7 and May 23, 1997, the Delaware Fund acquired 175 12% Notes convertible to 175,000 shares of Common Stock for a total purchase price of $175,000. The $1,945,750 used by the Delaware Fund to purchase the shares of Common Stock, the 10% Notes, the 12% Notes, and the Warrants was obtained from the working capital of the Delaware Fund.

                  The Cayman Fund acquired 165,000 shares of Common Stock in a series of open market transactions over the period from September 9, 1996 to February 20, 1997 for a total purchase price of $436,375 and sold 122,500 of those shares in open market transactions on October 28, 1996, October 29, 1996 and May 15, 1997 for a total price of $269,058. On May 28, 1997, the Cayman Fund acquired 34,966 shares of Restricted Common Stock from the Issuer as a dividend on the 10% Notes. In a private transaction on December 13, 1996, the Cayman Fund acquired 1,248 10% Notes convertible to 1,248,000 shares of Common Stock for $1,248,000 and Warrants to purchase 200,000 shares of Common Stock for $2,000. In private transactions on May 7 and May 23, 1997, the Cayman Fund acquired 175 12% Notes convertible to 175,000 shares of Common Stock for a total purchase price of $175,000. The $1,861,375 used by the Cayman Fund to purchase the shares of Common Stock, the 10% Notes, the 12% Notes, and the Warrants was obtained from the working capital of the Cayman Fund.

                  Mr. Werlin acquired 70,000 shares of Common Stock in a series of open market transactions over the period from September 9, 1996 to February 7, 1997 for a total purchase price of $203,350, which amount was obtained from Mr. Werlin's personal funds.

                  Mr. Powers acquired 3,000 shares of Common Stock in an open market transaction on April 30, 1997 for a total purchase price of $5,250, which amount was obtained from Mr. Powers's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Each of the Delaware Fund, the Cayman Fund, Mr. Werlin and Mr. Powers holds its or his respective shares of Common Stock, Restricted Common Stock, 10% Notes, 12% Notes, and Warrants, as applicable, to which this statement on Schedule 13D relates for purposes of investment. At present, neither the Delaware Fund, the Cayman Fund, Mr. Werlin, nor Mr. Powers has any plans to purchase additional shares of Common Stock, 10% Notes, 12% Notes or Warrants or to transfer shares of Common Stock, shares of Restricted Common Stock, 10% Notes, 12% Notes or Warrants. Except as disclosed in this Item 4, neither the Delaware Fund, the Cayman Fund, Mr. Werlin nor Mr. Powers has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                 (a) - (b)

         (I) The Delaware Fund beneficially holds 142,500 shares of Common Stock, 34,966 shares of Restricted Common Stock, 10% Notes convertible to 1,248,000 shares of Common Stock, 12% Notes convertible to 175,000 shares of Common Stock, and Warrants which can be used to purchase 200,000 shares of Common Stock for an aggregate beneficial ownership of 1,800,466 shares of Common Stock, which would constitute 15.68% of the outstanding shares of Common Stock.

         (II) For purposes of Rule 13(d) under the Act, because HVCC is the sole general partner of the Delaware Fund, and because it could be deemed to share voting and dispositive power with the Delaware Fund over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes, and the Warrants held by the Delaware Fund, HVCC may be deemed to be the beneficial owner of the 142,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% Notes, (ii) 12% Notes and
(iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Therefore, HVCC may be deemed to be the aggregate beneficial owner of 1,800,466 shares of Common Stock, which would constitute 15.68% of the outstanding shares of Common Stock. HVCC disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, all Warrants, all shares of Common Stock into which the Notes


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                                                             Page 12 of 14 Pages

could be converted and all shares of Common Stock which could be purchased with the Warrants held by other persons.

         (III) The Cayman Fund beneficially holds 42,500 shares of Common Stock, 34,966 shares of Restricted Common Stock, 10% Notes convertible to 1,248,000 shares of Common Stock, 12% Notes convertible to 175,000 shares of Common Stock, and Warrants which can be used to purchase 200,000 shares of Common Stock for an aggregate beneficial ownership of 1,700,466 shares of Common Stock, which would constitute 14.8% of the outstanding shares of Common Stock.

         (IV) For purposes of Rule 13(d) under the Act, because HVAM is the sole general partner of the Cayman Fund, and because it could be deemed to share voting and dispositive power with the Cayman Fund over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes, and the Warrants held by the Cayman Fund, HVAM may be deemed to be the beneficial owner of the 42,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% Notes, (ii) 12% Notes and
(iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Therefore, HVAM may be deemed to be the aggregate beneficial owner of 1,700,466 shares of Common Stock, which would constitute 14.8% of the outstanding shares of Common Stock. HVAM disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, all Warrants, all shares of Common Stock into which the Notes could be converted and all shares of Common Stock which could be purchased with the Warrants held by other persons.

         (V) Peter J. Powers beneficially holds 3,000 shares of Common Stock, which constitutes .03% of the oustanding shares of Common Stock. Further, Mr. Powers is a director and the Senior Vice President of HVCC. Because Mr. Powers is an officer and a director of the general partner of the Delaware Fund, and because he could be deemed to share with HVCC and the other director and officers of HVCC voting and dispositive power over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes, and the Warrants held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Powers may be deemed to be the beneficial owner of the 142,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% Notes, (ii) 12% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Therefore, Mr. Powers may be deemed to be the aggregate beneficial owner of 1,803,466 shares of Common Stock, which would constitute 15.7% of the outstanding shares of Common Stock. Mr. Powers disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, all Warrants, all shares of Common Stock into which the Notes could be converted and all shares of Common Stock which could be purchased with the Warrants held by other persons.

         (VI) (The following is as of the date of the event requiring, and for purposes of, this filing:) Andrew M. Brown is the Secretary of HVCC, the general partner of the Delaware Fund. Mr. Brown is also the Treasurer, Secretary and Vice President of HVAM, the investment manager for the Cayman Fund. Because of Mr. Brown's relationship to the Delaware Fund, and because he could be deemed to share with HVCC and the directors and other officers of HVCC voting and dispositive power over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes and the Warrants held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the 142,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Delaware Fund and the (i) 10% Notes, (ii) 12% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Further, as Mr. Brown is also an officer of HVAM, because of Mr. Brown's relationship to the Cayman Fund through his position at HVAM, and because he could be deemed to share with HVAM, and with the director and other officer of HVAM voting and dispositive power over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes and the Warrants held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Brown may be deemed to be the beneficial owner of the 42,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% Notes, (ii) 12% Notes and (iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Therefore, Mr. Brown may be deemed to be the aggregate beneficial owner of 3,500,932 shares of Common Stock, which would constitute 26.64% of the outstanding shares of Common Stock. Mr. Brown disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, all Warrants, all shares of Common Stock into which the Notes could be converted and all shares of Common Stock which could be purchased with the Warrants held by other persons. (As of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund and HVAM.)

         (VII) Ernest P. Werlin beneficially holds 70,000 shares of Common Stock, which constitutes 0.71% of the outstanding shares of Common Stock. In addition, because Mr. Werlin is the sole stockholder, a director, and the President and Treasurer of HVCC, because of the relationship between HVCC and the Delaware Fund, as discussed in this Item 5, and because therefore Mr. Werlin may be deemed to share voting and dispositive power with HVCC, the other director and the other officer of HVCC, over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes and the Warrants held by the Delaware Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 142,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the


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                                                             Page 13 of 14 Pages

Delaware Fund and the (i) 10% Notes, (ii) 12% Notes and (iii) Warrants held by the Delaware Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Mr. Werlin is also the sole director, sole stockholder, and the President of HVAM. Because of the positions he holds at HVAM, because of the relationship between HVAM and the Cayman Fund, as discussed in this Item 5, and because Mr. Werlin may be deemed to share with HVAM and with the other officer of HVAM voting and dispositive power over the shares of Common Stock, the shares of Restricted Common Stock, the 10% Notes, the 12% Notes and the Warrants held by the Cayman Fund, for purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the 42,500 shares of Common Stock and the 34,966 shares of Restricted Common Stock held by the Cayman Fund and the (i) 10% Notes, (ii) 12% Notes and (iii) Warrants held by the Cayman Fund, which could be converted into and/or used to purchase up to 1,623,000 shares of Common Stock. Therefore, Mr. Werlin may be deemed to be the aggregate beneficial owner of 3,570,932 shares of Common Stock, which would constitute 27.17% of the outstanding shares of Common Stock. Mr. Werlin disclaims beneficial ownership of all shares of Common Stock, all shares of Restricted Common Stock, all 10% Notes, all 12% Notes, all Warrants, all shares of Common Stock into which the Notes could be converted and all shares of Common Stock which could be purchased with the Warrants held by other persons.

                  By reason of the relationships described in Item 2 and this
Item 5 above, the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin, Mr. Brown, and Mr. Powers may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-1(a)(1) thereunder), the beneficial owner of any shares of Common Stock, any shares of Restricted Common Stock, any 10% Notes, any 12% Notes, any Warrants, any shares of Common Stock into which the Notes could be converted, or any shares of Common Stock which the Warrants could be used to purchase held by other members of any such group. Additionally, the persons named herein disclaim membership in a group. Further, as of June 6, 1997, Mr. Brown ceased to be associated with each of the Delaware Fund, HVCC, the Cayman Fund, HVAM, Mr. Werlin and Mr. Powers.

                  (c) As included in Item 3, above, in an open market transaction on April 30, 1997, Peter J. Powers acquired 3,000 shares of Common Stock for $1.75 per share. In open market transactions on May 15, 1997, the Delaware Fund acquired and the Cayman Fund disposed of 50,000 shares of Common Stock for $1.6875 per share. In private placements on May 7, 1997, each of the Delaware Fund and the Cayman Fund purchased 75 12% Notes convertible to 75,000 shares of Common Stock for $1,000 per Note. In private placements on May 23, 1997, each of the Delaware Fund and the Cayman Fund purchased 100 12% Convertible Notes convertible to 100,000 shares of Common Stock for $1,000 per Note. On May 28, 1997, each of the Delaware Fund and the Cayman Fund received a dividend on the 10% Notes of 34,966 shares of Restricted Common Stock from the Issuer. Except as discussed in this Item 5(c), no other transactions in shares of Common Stock, shares of Restricted Common Stock, 10% Notes, 12% Notes or Warrants were effected in the past 60 days by any of the Reporting Persons.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.
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                                                             Page 14 of 14 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1997
                                          /s/ ERNEST P. WERLIN
                                          --------------------------------------
                                              Ernest P. Werlin

                                          /s/ ANDREW M. BROWN
                                          --------------------------------------
                                              Andrew M. Brown*

                                          /s/ PETER J. POWERS
                                          --------------------------------------
                                              Peter J. Powers

                                          THE HIGH VIEW FUND, L.P.

                                          By: High View Capital Corporation,
                                                 its general partner

                                          By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                                  Ernest P. Werlin
                                                  President

                                          HIGH VIEW CAPITAL CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                                  Ernest P. Werlin
                                                  President

                                          THE HIGH VIEW FUND

                                          By: /s/ CEDRIC L. CARROLL
                                             -----------------------------------
                                                  Cedric L. Carroll
                                                  Director

                                          HIGH VIEW ASSET MANAGEMENT CORPORATION

                                          By: /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                                  Ernest P. Werlin
                                                  President

* As of June 6, 1997, Mr. Brown ceased to be a member of the group making this filing.





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